                                                                      EXHIBIT 28


RYDER SCOTT COMPANY                                        FAX (713) 651-0849
-----------
PETROLEUM ENGINEERS                                     TELEPHONE (713) 651-9191


           1100 LOUISIANA   SUITE 3800   HOUSTON, TEXAS 77002-5218



                              February 5, 1996



Pogo Producing Company
Post Office Box 2504
Houston, Texas  77252-2504

Gentlemen:

     At your request we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Pogo Producing Company and its wholly owned subsidiaries (the Company) as of December 31, 1995. In accordance with the requirements of FASB 69, our estimates of the Company's net proved reserves as of December 31, 1992, 1993, 1994, and 1995, as contained in this report and our previous reports, are presented in attached Table No. 1 together with a tabulation of the components of the differences in the estimates as of such dates. The Company's reserves in the United States are located in the states of Louisiana, New Mexico, Oklahoma, Texas, and in state and federal waters offshore Louisiana and Texas. The Company's foreign reserves are located offshore Thailand.

     The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1995 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1995 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ from the estimated quantities presented in this report. Our estimates of the proved net reserves attributable to the interests of the Company as of December 31, 1995 are shown below:

                             Proved Net Reserves
                           As of December 31, 1995

                                    Liquid, Barrels    Gas, MMCF
                                    ---------------    ---------
       Developed and Undeveloped
         United States                26,185,010        196,454
         Foreign                      18,996,992        131,607
                                      ----------        -------
           Total Worldwide            45,182,002        328,061

       Developed
         United States                22,487,608        164,679
         Foreign                               0              0
                                      ----------        -------
            Total Worldwide           22,487,608        164,679

     The "Liquid" reserves shown above are comprised of crude oil, condensate, and natural gas liquids. Natural gas liquids comprise 15 percent of the Company's developed liquid reserves and 9 percent of the Company's developed and undeveloped liquid reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located.

Pogo Producing Company
February 5, 1996
Page 2


     The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

          Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met:
     (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

     (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

     (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that

Pogo Producing Company
February 5, 1996
Page 3


     are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

    The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category.

    In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as of December 31, 1995 from this report and as of December 31, 1994 from our previous report are presented below.

                                       As of December 31
                               ---------------------------------
                                     1995               1994
                               ---------------      ------------
     Future Cash Inflows        $1,495,319,661      $985,887,955

     Future Costs
       Production               $  415,830,130      $253,140,202
       Development                 247,017,456       180,838,861
                                --------------      ------------
         Total Costs            $  662,847,588      $433,979,063

     Future Net Cash Inflows
       Before Income Tax        $  832,472,075      $551,908,892

     Present Value at 10%
       Before Income Tax        $  532,475,185      $382,979,729


Our estimates as of December 31, 1995 and 1994 of future cash inflows, future costs, future net cash inflows before income tax, and present value at 10 percent before income tax are shown individually for total worldwide, total United States (onshore and offshore), and foreign areas in Table No. 2 which is attached.

     The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes, ad valorem taxes, and certain other items such as transportation costs in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for those properties where such costs are considered relatively significant by the company.

     The Company furnished us with gas prices in effect at December 31, 1995 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December gas prices.

Pogo Producing Company
February 5, 1996
Page 4


For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

     The Company furnished us with liquid prices in effect at December 31, 1995 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1995 were not considered in this report.

     The estimates of future net revenue from the Company's foreign property are based on existing law. Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. At the request of the Company, their estimate of zero net abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for the Company's estimate. The estimated net cost of abandonment after salvage was included for offshore properties where abandonment costs net of salvage are significant. The estimates of the offshore net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. The Company supplied data on accumulated gas production imbalances which were taken into account in our estimates of future production and income.

     The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by the Company were accepted without independent verification. The estimates presented in this report are based on data available through December 1995.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

     In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Pogo Producing Company
February 5, 1996
Page 5

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                        Very truly yours,

                                        RYDER SCOTT COMPANY
                                        PETROLEUM ENGINEERS

                                        /s/ FRED P. RICHOUX

                                        Fred P. Richoux, P.E.
                                        Group Vice President
FPR/sw

                                   TABLE NO. 1

                             POGO PRODUCING COMPANY
                             Proved Net Reserve Data


                                                                                                           UNITED STATES
                                                        TOTAL WORLDWIDE                             TOTAL ONSHORE AND OFFSHORE
                                       ---------------------------------------------------      ---------------------------------
                                            1995              1994                1993              1995                 1994
                                       -------------      -------------      -------------      -------------       -------------
Net Proved Liquid(1)
Reserves, Barrels
--------------------------------
Developed and Undeveloped
Beginning of Year                        33,861,612         28,268,441         22,555,788         26,187,240          22,843,628
Revisions                                   496,849          1,286,984            342,022            363,213           1,286,984
Extensions and Discoveries               11,901,880          6,565,442          9,764,408          4,267,871           4,315,883
Improved Recovery                                 0                  0                  0                  0                   0
Estimated Production                     (5,078,326)        (4,945,677)        (4,219,873)        (5,078,326)         (4,945,677)
Purchase of Reserves In-Place             4,015,131          2,688,919            182,610            460,156           2,686,919
Sales of Reserves In-Place                  (15,144)              (497)          (356,514)           (15,144)               (497)
                                       -------------      -------------      -------------      -------------       -------------
End of Year                              45,182,002         33,861,612         28,268,441         26,185,010          26,187,240

Developed
Beginning of Year                        24,669,755         20,976,194         18,798,149         24,669,755          20,976,194
End of Year                              22,487,608         24,669,755         20,976,194         22,487,608          24,669,755

Net Proved Gas Reserves,
Millions of Cubic Feet
--------------------------------
Developed and Undeveloped
Beginning of Year                           242,890            232,866            207,068            186,151             199,392
Revisions                                    21,800             (2,558)             1,148             16,592              (2,558)
Extensions and Discoveries                   78,434             49,517             55,626             35,058              26,252
Improved Recovery                               0                  0                  0                  0                   0
Estimated Production                        (44,369)           (52,618)           (32,319)           (44,369)            (52,618)
Purchase of Reserves In-Place                30,054             15,792             13,192              3,770              15,792
Sales of Reserves In-Place                     (748)              (109)           (11,849)              (748)               (109)
                                       -------------      -------------      -------------      -------------       -------------
End of Year                                 328,061            242,890            232,866            196,454             186,151

Developed
Beginning of Year                           178,518            183,139            175,523            178,518             183,139
End of Year                                 164,679            178,518            183,139            164,679             178,518


                                             UNITED STATES                            FOREIGN
                                      TOTAL ONSHORE AND OFFSHORE                 THAILAND OFFSHORE
                                      -------------------------- -----------------------------------------------------
                                                 1993                 1995              1994                 1993
                                             -------------       --------------      ------------         ------------
Net Proved Liquid(1)
Reserves, Barrels
--------------------------------
Developed and Undeveloped
Beginning of Year                              19,978,881            7,674,372         5,424,813            2,576,907
Revisions                                         342,022              133,636                 0                    0
Extensions and Discoveries                      6,916,502            7,634,009         2,249,559            2,847,906
Improved Recovery                                       0                    0                 0                    0
Estimated Production                           (4,219,873)                   0                 0                    0
Purchase of Reserves In-Place                     182,610            3,554,975                 0                    0
Sales of Reserves In-Place                       (356,514)                   0                 0                    0
                                             -------------       --------------      ------------         ------------
End of Year                                    22,843,628           16,996,992         7,674,372            5,424,813

Developed
Beginning of Year                              18,798,149                    0                 0                    0
End of Year                                    20,976,194                    0                 0                    0

Net Proved Gas Reserves,
Millions of Cubic Feet
--------------------------------
Developed and Undeveloped
Beginning of Year                                 196,400               56,739            33,474               10,668
Revisions                                           1,148                5,208                 0                    0
Extensions and Discoveries                         32,820               43,376            23,265               22,806
Improved Recovery                                       0                    0                 0                    0
Estimated Production                              (32,319)                   0                 0                    0
Purchase of Reserves In-Place                      13,192               26,284                 0                    0
Sales of Reserves In-Place                        (11,849)                   0                 0                    0
                                             -------------       --------------      ------------         ------------
End of Year                                       199,392              131,607            56,739               33,474

Developed
Beginning of Year                                 175,523                    0                 0                    0
End of Year                                       183,139                    0                 0                    0


----------------
(1) Liquid reserves shown above are comprised of crude oil, condensate, and natural gas liquids.

                                 TABLE NO. 2

                             POGO PRODUCING COMPANY
                    CASH INFLOW AND COST DATA (U.S. DOLLARS)


                                                                         UNITED STATES
                                     TOTAL WORLDWIDE                  ONSHORE AND OFFSHORE               THAILAND OFFSHORE
                                    AS OF DECEMBER 31                  AS OF DECEMBER 31                 AS OF DECEMBER 31
                             ------------------------------       ---------------------------      -----------------------------
                                  1995            1994                1995           1994              1995            1994
                             --------------    ------------       ------------   ------------      ------------     ------------
Future Cash Inflows(1)       $1,495,319,661    $985,887,955       $873,577,735   $720,085,779      $621,741,926     $265,802,176

Future Costs
  Production(2)              $  415,830,130    $253,140,202       $208,477,740   $192,833,675      $207,352,390     $ 60,306,527
  Development(3)                247,017,456     180,838,861        119,819,654     86,683,951       127,197,802       94,154,910
                             --------------    ------------       ------------   ------------      ------------     ------------
Total Costs                  $  662,847,586    $433,979,063       $328,297,394   $279,517,626      $334,550,192     $154,461,437

Future Cash Inflows
  Before Income Tax          $  832,472,075    $551,908,892       $545,280,341   $440,568,153      $287,191,734     $111,340,739

Present Value @ 10%
  Before Income Tax          $  532,475,185    $382,979,729       $400,844,626   $330,867,582      $131,630,559     $ 52,112,147


---------------
(1)  Gross revenues before any deductions.

(2) Includes production taxes in the U.S.A., SRB taxes in Thailand, ad valorem taxes and certain other items such as transportation charges.

(3) Includes future abandonment costs net of salvage for offshore properties where such costs are relatively significant.